Partners (admitted in Hong Kong)	26th Floor, Gloucester Tower
Pierre-Luc Arsenault[3]	The Landmark
Lai Yi Chau	15 Queen’s Road Central
Henry M.C. Cheng[6]	Hong Kong
Michel Debolt[3]
Justin M. Dolling[6]
David Patrick Eich (non-resident)[1,5,6]	Telephone: +852 3761 3300	David Zhang
Liu Gan[2]	Facsimile:: +852 3761 3301	To Call Writer Directly
Damian C. Jacobs[6,8]		+852 3761 3318
Soo Yien Khor[10]	www.kirkland.com	david.zhang@kirkland.com
Wing Lau[6]
Guang Li3
Neil E.M. McDonald[7,9]
Douglas S. Murning[6]
Nicholas A. Norris[6]
John A. Otoshi[3]
Jamii Quoc[8]
Jesse D. Sheley[1]
Qiuning Sun[3]
Dominic W.L. Tsun[3,6]
Li Chien Wong
Bate Yu3
David Yun[6,7]

Registered Foreign Lawyers
Damien Coles[6]
Benjamin W. James[4]
Bang Lin[3]
Peng Qi3
Benjamin Su3
Jonathan J. Tadd[6]
Huimin Tang[3]
Shichun Tang[3]
David Zhang[3]

February 12, 2015

VIA CORRESPONDENCE

Larry Spirgel, Assistant Director

Kathleen Krebs, Special Counsel

Brandon Hill, Attorney Advisor

Terry French, Accountant Branch Chief

Sharon Virga, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hailiang Education Group Inc.

Registration Statement on Form F-1

Filed December 24, 2014

File No. 333-201263

CIK No. 0001596964

1.	Admitted in the State of Illinois (U.S.A.)
2.	Admitted in the Commonwealth of Massachusetts (U.S.A.)
3.	Admitted in the State of New York (U.S.A.)
4.	Admitted in the State of Texas (U.S.A.)
5.	Admitted in the State of Wisconsin (U.S.A.)
6.	Admitted in England and Wales
7.	Admitted in New South Wales (Australia)
8.	Admitted in Victoria (Australia)
9.	Admitted in Western Australia (Australia)
10.	Admitted in Singapore

Beijing     Chicago     Houston     London     Los Angeles     Munich     New York     Palo Alto     San Francisco     Shanghai     Washington, D.C.

Securities and Exchange Commission

February 12, 2015

Dear Mr. Spirgel, Ms. Krebs, Mr. Hill, Mr. French and Ms. Virga:

On behalf of our client, Hailiang Education Group Inc. (the “Company”), this letter sets forth our response to the comment regarding artwork contained in the comment letter to Mr. Lei Chen, the Company’s Chief Financial Officer, dated January 2, 2015 from the staff (the “Staff”) of the of the Securities and Exchange Commission (the “Commission”). This letter also contains, as Annex A, the artwork the Company proposes to include in its amendment No. 1 to registration statement on Form F-1 (the “Registration Statement”). We would like to respectfully inquire whether the artwork attached as Annex A is sufficiently responsive to the Staff’s comment. The Company will respond to the other comments contained in the comment letter soon.

The Staff’s comment regarding the artwork is repeated below in bold and is followed by the Company’s response. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

General

1.	Please revise the prospectus cover page artwork to disclose what you are depicting in the pictures. If you are depicting particular schools, please identify the schools and explain the registrant’s relationship to the schools, which does not include ownership due to prohibitions and restrictions on foreign ownership under PRC laws and regulations. For guidance on prospectus artwork, refer to our Compliance and Disclosure Interpretations, Securities Act Forms, Question 101.02, available on our website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml.

In response to the Staff’s comment, the Company has revised the prospectus cover page artwork with the names of the depicted schools and the nature of the schools’ ownership.

*        *        *

If you have any questions regarding the Registration Statement, please give me a call at +852 3761 3318 (work) or +852 9124 8324 (cell) or Benjamin Su at +852 3761 3306 (work) or +852 9881 9371 (cell).

Securities and Exchange Commission

February 12, 2015

Thank you for your time and attention.

Very truly yours,

/s/ David Zhang
David Zhang of Kirkland & Ellis

Enclosure

cc:	Lei Chen, Hailiang Education Group Inc.

Benjamin Su, Esq., Kirkland & Ellis International LLP

Jessie Qian, Partner, KPMG Huazhen (SGP)

Annex A

PROJ BEACON ( HAILIA RR Donnelley ProFile HKR nagos0dc 05-Feb-2015 17:41 EST 659578 IFC 1 14*
PROSPECTUS HKG CLN PS PMT 4C

Tianma Experimental School[1]

Zhuji Private High School[1]

Zhuji Hailiang Foreign Language School[1]

Students of our schools[1]; Zhuji Private High School[1]

(1) We do not have direct ownership of our schools, Zhuji Hailiang Foreign Language School, Zhuji Private High School and Tianma Experimental School. Our ultimate Cayman Islands holding company, Hailiang Education Group Inc., indirectly controls Zhejiang Hailiang Education Investment Co. Ltd., our affiliated entity, which controls and holds our schools, through certain contractual arrangements. See "Our Corporate History and Structure."